UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Exhibit Index

Exhibit 99.1 —	Press Release — MINISO Group Announces Annual General Meeting on June 12, 2025, Filing of Annual Report on Form 20-F and Proposed Change of Auditors
Exhibit 99.2 —	Notice of Annual General Meeting
Exhibit 99.3 —	Annual General Meeting Circular
Exhibit 99.4 —	Form of Proxy for Annual General Meeting
Exhibit 99.5 —	Ballot for Annual General Meeting
Exhibit 99.6 —	Form of Voting Instruction Card for Holders of American Depositary Shares
Exhibit 99.7 —	Announcement with the Stock Exchange of Hong Kong Limited — Proposed Change in Auditors
Exhibit 99.8 —	Announcements with the Stock Exchange of Hong Kong Limited — Adjustment to Exercise Price of Equity Linked Securities and Call Spread
Exhibit 99.9 —	2024 Hong Kong Annual Report
Exhibit 99.10 —	2024 Environmental, Social and Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: April 25, 2025